WILMERHALE

May 16, 2013	+1 212 230-8800 (t) +1 212 230 8888 (f)

Via EDGAR Submission

Division of Corporation Finance
100 F Street, NE
Washington DC 20549
Attention: Jeffrey P. Riedler

Re:
PTC Therapeutics, Inc.
Confidential Draft Registration Statement on Form S-1
Revised Draft Submitted April 23, 2013
CIK No. 0001070081

Ladies and Gentlemen:

On behalf of PTC Therapeutics, Inc. (the "Company"), submitted herewith for filing is a Registration Statement on Form S-1 (the "Registration Statement") relating to the registration under the Securities Act of 1933, as amended, of common stock of the Company.

The Registration Statement is being filed in part to respond to the comments of the staff (the "Staff") of the Securities and Exchange Commission contained in its letter dated May 7, 2013 (the "Comment Letter"), relating to the above referenced Confidential Draft Registration Statement on Form S-1.

Set forth below are the Company's responses to the Staff's comments. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Comment Letter.

On behalf of the Company, we advise you as follows:

Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates Share-based Compensation, page 61

1.	We acknowledge your response to comments 10, 11 and 30 and your revised disclosures. In order for us to fully understand the equity fair market valuations reflected in your financial statements please provide an itemized chronological schedule in a tabular format covering all equity instruments issued in the periods presented through the date of your response to complement your existing tabular disclosure on page 63 and the related narrative disclosures. Your current disclosure only addresses your stock options grant issuances. For each equity instrument issuance, please include the information requested by prior comment 10. In your response to comment 11 you make reference to a tabular disclosure that does not appear to be included in your current amendment. Please include the tabular disclosure and provide the information requested in prior comment 11 when your IPO price is established.

Wilmer Cutler Pickering Hale and Dorr LLP,7 World Trade Center, 250 Greenwich Street, New York, New York 10007
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WILMERHALE

Securities and Exchange Commission
May 16, 2013

Response:	In response to the Staff's comment, the Company has revised the disclosure on pages 63 through 67 of the Registration Statement. The Company advises the Staff that the Board of Directors of the Company is finalizing its determination of the fair value of the Company's common stock as of May 15, 2013, the date on which the Company granted additional equity awards. Upon determination of the fair value of the Company's common stock as of such date, the Company intends to update the valuation disclosure in the Registration Statement relating to the equity awards issued on May 15, 2013. Upon determination of the estimated price range for the proposed offering, the Company intends to further update the disclosure in the Registration Statement to include the information requested in prior comment 11.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (212) 937-7206 or facsimile at (212) 230-8888. Thank you for your assistance.

Very truly yours,

/s/ BRIAN A. JOHNSON Brian A. Johnson
cc:
Stuart W. Peltz, Ph.D.